Fiscal and Economic Update

THIRD QUARTER 2022–2023

Department of Finance and
Treasury Board

New Nouveau
Brunswick

Fiscal and Economic Update
Third Quarter 2022–2023

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

February 2023

Cover:
Executive Council Office, Corporate Communications (# 13371)

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-3030-6

Think Recycling!

Minister's Message



I am pleased to share with New Brunswickers this latest quarterly update of our province's fiscal and economic situation. Today's results are largely consistent with what was presented at the time of the second quarter fiscal and economic update and reflect continued strength in the provincial economy. These trends have allowed us to make progress in assuring the long-term financial health of New Brunswick while also addressing immediate needs of New Brunswickers.

We remain committed to maintaining strong, prudent fiscal management by considering the long-term financial health of the province in every decision made, not only for today, but for future generations.

The progress we have made is helping to mitigate the effects of rising interest rates on fiscal results. Our Service of the Public Debt is now lower than it otherwise would have been. We have further increased spending in health care, and we are moving forward in building new provincially owned public housing for the first time in a generation. In addition, we have provided a second round of relief through the Emergency Fuel and Food Benefit to provide financial relief due to the rising cost of living.

Our economy has recovered much faster than expected and population growth has set new records. These factors have contributed significantly to the improved results for our tax revenues. These circumstances are similarly reflected across the country with governments showing significant revenue improvements.

Despite the progress we have made, the challenges are many. Inflation is running at a rate not seen in 40 years, labour supply shortages persist, interest rates have risen significantly over the last year, and it is becoming increasingly apparent that an economic slowdown is on the horizon.

Given the fiscal results we have achieved in recent years, we are in a better position to tackle these challenges head on. We can move forward with tax cuts and allow residents to keep more of their hard-earned dollars, while also increasing spending in priority areas.

We continue to find ourselves in challenging times and this has been difficult for New Brunswickers. However, we have seen positive momentum and we are now dealing with the challenges that come with growth. This latest quarterly update helps inform the discussion on addressing the challenges that come from growth.



Hon. Ernie L. Steeves
Minister of Finance and Treasury Board

2022–2023 Fiscal Update

Projections for the 2022–2023 fiscal year show a surplus of $862.6 million compared to the budgeted surplus of $35.2 million.

Total revenue is projected to be $1,067.6 million higher than budget. The improvement reflects stronger-than-anticipated economic, population and income growth positively impacting corporate income tax, personal income tax, and harmonized sales tax. Contributing to the increased projection for unconditional grants was a one-time federal transfer under the Canada Health Transfer to clear surgery backlogs.

Total expenses are projected to be higher than budget by $240.2 million. This is due to higher expenses in Health, Post-Secondary Education, Training and Labour, Natural Resources and Energy Development, and Social Development.

The net debt is projected at $11.6 billion, a reduction of $749.5 million year-over-year.

TABLE 1
THIRD QUARTER FISCAL SUMMARY
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to Dec. 31, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue	11,346.1	12,413.6	1,067.6	8,374.3	9,274.4	900.1
Expense	11,310.8	11,551.0	240.2	8,192.0	8,152.6	(39.4)
Surplus (Deficit)	**35.2**	**862.6**	**827.4**	**182.3**	**1,121.8**	**939.5**
Net Debt - End of Year	**(12,996.7)**	**(11,613.1)**	**1,383.6**	**(12,787.4)**	**(11,233.4)**	**1,554.0**

NOTICE TO READER:

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.

Numbers may not add due to rounding.

Revenue Outlook

Revenue is projected to be $1,067.6 million higher than budget. The major variances include:

- Corporate Income Tax revenue is up $468.2 million due to the strengthened economy, including a large, anticipated prior-year adjustment in respect of the 2021 taxation year and a significant increase to the national corporate taxable income forecast on which payments are based.

- Personal Income Tax revenue is up $423.0 million due to the stronger economy including a large, anticipated prior-year adjustment in respect of the 2021 taxation year, a corresponding strengthening of the forecast base, and population and income growth for 2022.

- Harmonized Sales Tax revenue is up $130.4 million based on the latest official federal estimate which shows a strengthening national revenue pool, on which New Brunswick's payments are based.

- Unconditional Grants are up $54.2 million due to a one-time federal transfer top-up to clear surgery backlogs and official federal estimates of Canada Health Transfer and Canada Social Transfer reflecting a higher population share.

- Royalties are up $24.7 million as a result of increases in timber royalty rates.

- Sale of Goods and Services revenue is up $22.6 million due to higher fees related to the New Brunswick Community College and the Collège communautaire du Nouveau-Brunswick, as well as higher revenue from Forest Protection Limited.

- Agency revenues are up $17.4 million due to an increase in Casino New Brunswick revenues and lottery projections reflecting strong year-to-date results.

- Miscellaneous revenue is up $13.4 million mainly due to prior year expenditure recoveries through Opportunities New Brunswick.

- Real Property Transfer Tax revenue is up $9.0 million due to an increase in the average value of transactions.

- Capital revenue is up $5.4 million mainly due to schedule changes for major federal projects.

- Return on Investment income is down $48.5 million mainly due, in part, to lower projected NB Power net income due to reduced investment income on the nuclear investment funds.

- Provincial Real Property Tax is down $28.0 million reflecting the acceleration of property tax rate reductions, the property tax relief program, and the restructuring of local governments.

- Special Operating Agency revenue is down $17.2 million mainly due to lower funding being claimed under the Integrated Bilateral Agreement due to project delays, partially offset by a one-time federal transfer for public transit and housing.

- Tobacco Tax revenue is down $13.0 million due to lower than projected volumes being sold.

- Conditional Grants are down $7.6 million due to the timing of revenue under the Canada-New Brunswick Early Learning and Child Care Agreement and the Healthy Seniors Pilot Project, somewhat offset by higher funding for labour market and workforce development agreements and the Safe Long-term Care Fund.

Expense Outlook

Total expenses are projected to be over budget by $240.2 million. The major variances include the following:

- Health is projected to be over budget by $82.0 million mainly due to higher than anticipated costs in the Health Services program related to the continued overall response to COVID-19 including assessment centers and testing, various initiatives to reduce wait times in numerous areas of the healthcare system and surgical backlogs, as well as higher operating costs associated with fuel, supplies and the price of materials within the Regional Health Authorities.

- Post-Secondary Education, Training and Labour is projected to be over budget by $67.5 million mainly due to carryover of federal funding in the Working NB program as well as increased costs in Post-Secondary Affairs related to higher interest rates.

- Natural Resources and Energy Development is projected to be over budget by $48.5 million mainly due to additional investments made under the Enhanced Energy Savings Program to improve the energy efficiency of homes, as well as higher operating costs associated with inflationary pressures.

- Social Development is projected to be over budget by $43.5 million mainly due to the Emergency Fuel and Food Benefit, increased funding for adult residential facilities and a projected increase in transportation costs for clients and partners. These are partially offset by savings in the Seniors and Long-Term Care program and project delays in the Healthy Seniors Pilot Project program.

- Education and Early Childhood Development is projected to be over budget by $24.1 million mainly due to increased costs within school districts related to additional personnel required to satisfy a large increase in students, increased replacement costs in school districts and a significant increase in the cost of fuel to service buses. These costs are partially offset by under-expenditures related to the Canada-New Brunswick Early Learning and Child Care Agreement signed with the federal government.

- Capital Account expense is over budget by $20.1 million mainly due to higher than projected capital expenditures in Public Works and Infrastructure as well as nursing homes under the Safe Long-term Care Fund agreement signed with the federal government.

- Justice and Public Safety is over budget by $19.5 million mainly due to higher costs for the policing contract, additional investments in policing resources, inflationary pressures, and higher operating costs within Inspection and Enforcement Services and Adult Institutional Services.

- Transportation and Infrastructure is over budget by $16.0 million mainly due to higher operating costs within maintenance programs and ferry operations related to fuel, energy, and price of materials.

- Opportunities New Brunswick is projected to be under budget by $10.8 million as a result of an improved financial position and less than budgeted financial assistance expenditures.

- General Government is projected to be under budget by $11.7 million mainly due to lower-than-expected expenses associated with funding held centrally in the Supplementary Funding Provision, as well as lower expenses related to the liability for injured workers.

- Special Operating Agencies are projected to be under budget by $12.2 million mainly due to projects not advancing as anticipated under the Integrated Bilateral Agreement and Canada Community-Building Fund.

- Service of the Public Debt is under budget by $50.0 million mainly due to higher net earnings on short-term investments and projected savings in the overall borrowing program.

Third Quarter Actual Results

Third quarter actuals show a surplus of $1,121.8 million compared to a quarterly budgeted surplus of $182.3 million.

- The difference between the third quarter actual surplus and the projected surplus reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.

- On a year-to-date actual basis, revenue is $900.1 million higher than the third quarter budget, largely due to higher provincial tax revenue and the timing of federal grant funding.

- Total actual expenses for the quarter are $39.4 million lower than the third quarter budget, mainly due to lower year-to-date expenses for Service of the Public Debt, Special Operating Agencies and Justice and Public Safety. This is partially offset by higher year-to-date expenses for Education and Early Childhood Development, Other Agencies and Health.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to Dec. 31, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue						
Ordinary Account	10,764.2	11,833.7	1,069.5	8,001.8	8,912.0	910.2
Capital Account	44.4	49.9	5.4	27.3	35.8	8.5
Special Purpose Account	127.7	132.7	5.0	74.8	79.8	5.0
Special Operating Agencies	202.1	184.9	(17.2)	114.6	87.8	(26.8)
Sinking Fund Earnings	207.7	212.5	4.8	155.8	159.0	3.2
Total Revenue	**11,346.1**	**12,413.6**	**1,067.6**	**8,374.3**	**9,274.4**	**900.1**
Expense						
Ordinary Account	10,236.3	10,459.8	223.6	7,478.7	7,472.7	(6.0)
Capital Account	134.2	154.3	20.1	91.4	112.9	21.5
Special Purpose Account	144.6	153.0	8.4	79.7	65.0	(14.7)
Special Operating Agencies	221.2	208.9	(12.2)	115.1	88.3	(26.8)
Amortization of Tangible Capital Assets	574.6	575.0	0.4	427.1	413.7	(13.4)
Total Expense	**11,310.8**	**11,551.0**	**240.2**	**8,192.0**	**8,152.6**	**(39.4)**
Surplus (Deficit)	**35.2**	**862.6**	**827.4**	**182.3**	**1,121.8**	**939.5**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to Dec. 31, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Net Debt - Beginning of Year	**(12,981.2)**	**(12,362.6)**	**618.6**	**(12,981.2)**	**(12,362.6)**	**618.6**
Changes in Year						
Surplus (Deficit)	35.2	862.6	827.4	182.3	1,121.8	939.5
Investments in Tangible Capital Assets	(625.3)	(688.1)	(62.8)	(415.6)	(406.3)	9.3
Amortization of Tangible Capital Assets	574.6	575.0	0.4	427.1	413.7	(13.4)
(Increase) Decrease in Net Debt	**(15.5)**	**749.5**	**765.0**	**193.8**	**1,129.2**	**935.4**
Net Debt - End of Year	**(12,996.7)**	**(11,613.1)**	**1,383.6**	**(12,787.4)**	**(11,233.4)**	**1,554.0**

Net Debt - Beginning of Year has been updated to reflect the ending net debt that was published in the 2021–2022 Consolidated Financial Statements (Public Accounts Volume I).

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to Dec. 31, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Taxes						
Personal Income Tax	1,954.0	2,377.0	423.0	1,462.9	1,822.3	359.4
Corporate Income Tax	486.7	954.9	468.2	364.7	773.7	409.0
Metallic Minerals Tax	1.0	0.0	(1.0)	0.8	0.1	(0.7)
Provincial Real Property Tax	571.0	543.0	(28.0)	431.6	425.8	(5.8)
Harmonized Sales Tax: net of credit	1,774.5	1,904.9	130.4	1,332.3	1,438.9	106.6
Gasoline and Motive Fuels Tax	202.5	201.5	(1.0)	156.5	157.5	1.0
Carbon Emitting Products Tax	170.0	170.0	0.0	128.3	133.0	4.7
Tobacco Tax	110.0	97.0	(13.0)	89.2	77.7	(11.5)
Pari-Mutuel Tax	0.5	0.5	0.0	0.4	0.4	0.0
Insurance Premium Tax	70.0	75.0	5.0	35.6	39.2	3.6
Real Property Transfer Tax	45.0	54.0	9.0	37.1	45.5	8.4
Financial Corporation Capital Tax	24.0	27.0	3.0	18.0	18.0	0.0
Cannabis Duty	12.0	12.0	0.0	9.0	9.0	0.0
Penalties and Interest	17.5	15.5	(2.0)	14.1	11.3	(2.8)
	5,438.7	6,432.3	993.6	4,080.5	4,952.4	871.9
Return on Investment	265.1	216.6	(48.5)	176.6	119.6	(57.0)
Licences and Permits	165.1	165.4	0.3	134.5	133.4	(1.1)
Sale of Goods and Services	489.1	511.6	22.6	364.0	407.2	43.2
Royalties	70.3	95.0	24.7	45.0	58.3	13.3
Agency Revenues	184.4	201.8	17.4	138.3	159.7	21.4
Fines and Penalties	6.8	6.3	(0.5)	5.1	5.0	(0.1)
Miscellaneous	74.1	87.5	13.4	55.6	43.3	(12.3)
Total - Own Source Revenue	**6,693.6**	**7,716.6**	**1,022.9**	**4,999.6**	**5,878.9**	**879.3**
Unconditional Grants – Canada						
Fiscal Equalization Payments	2,360.0	2,360.0	0.0	1,770.0	1,770.0	0.0
Canada Health Transfer	934.2	985.0	50.8	700.7	739.2	38.5
Canada Social Transfer	329.4	332.7	3.4	247.0	249.7	2.7
Other	1.9	1.9	0.0	1.4	1.4	0.0
	3,625.4	3,679.6	54.2	2,719.1	2,760.3	41.2
Conditional Grants – Canada	460.0	452.3	(7.6)	294.2	286.6	(7.6)
Total - Grants from Canada	**4,085.4**	**4,131.9**	**46.5**	**3,013.3**	**3,046.9**	**33.6**
Subtotal	**10,779.0**	**11,848.5**	**1,069.4**	**8,012.9**	**8,925.8**	**912.9**
Inter-account Transactions	(14.9)	(14.8)	0.1	(11.1)	(13.8)	(2.7)
Ordinary Account Revenue	**10,764.2**	**11,833.7**	**1,069.5**	**8,001.8**	**8,912.0**	**910.2**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to Dec. 31, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries	45.5	44.0	(1.5)	24.4	22.2	(2.2)
Education and Early Childhood Development	1,572.6	1,596.7	24.1	1,126.6	1,162.5	35.9
Environment and Local Government	167.7	170.1	2.4	125.4	119.1	(6.3)
Executive Council Office	15.4	15.6	0.2	11.5	11.5	0.0
Finance and Treasury Board	29.8	27.8	(2.0)	22.2	21.9	(0.3)
General Government	1,054.9	1,043.2	(11.7)	648.7	650.7	2.0
Health	3,239.4	3,321.4	82.0	2,455.1	2,481.0	25.9
Justice and Public Safety	314.3	333.7	19.5	243.5	222.7	(20.8)
Legislative Assembly	36.4	34.3	(2.2)	28.7	24.4	(4.3)
Natural Resources and Energy Development	101.7	150.2	48.5	80.3	77.4	(2.9)
Office of the Premier	1.5	1.5	0.0	1.1	1.0	(0.1)
Opportunities New Brunswick	55.1	44.3	(10.8)	31.7	23.9	(7.8)
Other Agencies	403.7	406.2	2.5	301.7	330.4	28.7
Post-Secondary Education, Training and Labour	656.4	723.9	67.5	488.0	502.2	14.2
Regional Development Corporation	50.6	43.8	(6.9)	22.5	16.4	(6.1)
Service of the Public Debt	634.0	584.0	(50.0)	475.5	431.6	(43.9)
Social Development	1,467.6	1,511.1	43.5	1,118.5	1,100.3	(18.2)
Tourism, Heritage and Culture	68.7	71.6	2.8	55.6	49.8	(5.8)
Transportation and Infrastructure	349.9	365.9	16.0	239.3	247.9	8.6
Subtotal	**10,265.2**	**10,489.1**	**223.8**	**7,500.3**	**7,496.9**	**(3.4)**
Investment in Tangible Capital Assets	(12.7)	(13.1)	(0.4)	(9.4)	(7.8)	1.6
Inter-account Transactions	(16.3)	(16.2)	0.1	(12.2)	(16.4)	(4.2)
Ordinary Account Expense	**10,236.3**	**10,459.8**	**223.6**	**7,478.7**	**7,472.7**	**(6.0)**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to Dec. 31, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries....	0.5	0.3	(0.2)	0.5	0.2	(0.3)
Education and Early Childhood Development....	1.7	1.7	0.0	1.7	1.2	(0.5)
Environment and Local Government....	1.0	0.7	(0.3)	0.9	0.4	(0.5)
Health....	27.1	27.1	0.0	0.0	1.0	1.0
Natural Resources and Energy Development....	7.9	1.1	(6.9)	6.3	1.1	(5.2)
Post-Secondary Education, Training and Labour....	2.0	2.0	0.0	1.8	1.6	(0.2)
Regional Development Corporation....	35.0	39.0	4.0	33.0	33.0	0.0
Social Development....	12.0	17.1	5.1	3.5	4.0	0.5
Tourism, Heritage and Culture....	9.0	12.5	3.5	6.8	6.9	0.1
Transportation and Infrastructure....	650.6	727.9	77.3	443.1	462.0	18.9
Subtotal....	**746.8**	**829.3**	**82.5**	**497.6**	**511.4**	**13.8**
Investment in Tangible Capital Assets....	(612.6)	(675.0)	(62.4)	(406.2)	(398.5)	7.7
Capital Account Expense....	**134.2**	**154.3**	**20.1**	**91.4**	**112.9**	**21.5**

2022 Economic Update


N.B. Real GDP, 2022 (%)
Q3 Update
Budget 2022–2023
Average 2.0
2.2
2.2
2.1
2.1
2.0
1.9
1.8
1.7
Scotia Bank
NB FTB
CBoC
Royal Bank
BMO
CIBC
National Bank
TD Bank
Source: NB Finance and Treasury Board


N.B. Employment
(Seasonally adjusted)
(Persons x 1,000)
2020
2021
2022
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Source: Statistics Canada


N.B. Consumer Price Index
(Year-over-year % change)
Target inflation rate: 2.0%
Source: Statistics Canada


N.B. Housing Starts
Single-detached
Multiples
(Units)
3,279
1,401
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Source: Statistics Canada

New Brunswick Economic Outlook

	Budget	Revised
Real GDP	2.2	2.2
Nominal GDP	6.2	8.7
Primary Household Income	4.4	7.5
Population	0.9	2.7
Labour Force	0.8	0.5
Employment	1.4	2.8
Unemployment Rate (%)	8.5	7.2
Consumer Price Index	3.9	7.3

Sources: Statistics Canada, NB Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of January 31, 2023

- According to the International Monetary Fund (IMF), global economic activity is expected to expand by 3.4%, supported by stronger-than-anticipated private consumption, investment, and fiscal support.
- The U.S. Bureau of Economic Analysis indicated real Gross Domestic Product (GDP) growth in the U.S. rose by 2.9% in the fourth quarter of 2022. The IMF is forecasting U.S. real GDP growth of 2.0% for the year.
- Statistics Canada reported real GDP growth for Canada of 3.9% in the third quarter of 2022 compared to the same quarter a year ago. Moreover, the Bank of Canada is projecting real GDP growth of 3.6% for 2022.
- The Department of Finance and Treasury Board estimates that economic activity in New Brunswick will rise by 2.2% in 2022, slightly above the average among private sector forecasters of 2.0%.
- As of October 1, 2022, New Brunswick's population was estimated at 820,786, up 3.1% from October 1, 2021; the highest increase recorded in the comparable data since 1971. This growth was driven by a significant gain in net international migration and, to a lesser extent, in net interprovincial migration.
- Employment in New Brunswick grew by 2.8% in 2022 to hit an all-time high of 373,500.
- In 2022, the Consumer Price Index (CPI) increased by 7.3% compared to 2021. Growth was recorded in all major components, with the highest price hikes occurring in transportation (+13.3%), food (+9.2%), and shelter (+7.1%).
- Wages and salaries in the province registered an increase of 10.2% over the first three quarters of 2022 compared to the same period in 2021.

- New Brunswick's average weekly earnings growth led the country, up by 8.0% on a year-to-date basis.
- New Brunswick's investment in building construction rose by 10.6% to $3.1 billion over the January-to-November period of 2022, attributed to strong gains in the residential sector (+13.8%).
- New Brunswick's housing starts reached their highest level since 1983 and were up 22.2% over the 2021 level to hit 4,680 units.
- Driven by higher prices and demand, provincial retail sales grew by 7.8% on a year-to-date basis, with eight of the eleven subsectors recording increases. Excluding gasoline stations, sales were up 4.9%.
- Manufacturing sales and exports in the province grew significantly on a year-to-date basis, up by 31.5% and 30.2%, respectively.

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 31-Jan-2023)

	Year-to-date			Reference period
Indicators	**2021**	**2022**	**% Change**	**from January to:**
Labour force (x 1,000)	400.3	402.5	0.5%	December
Employment (x 1,000)	363.5	373.5	2.8%	December
Unemployment (x 1,000)	36.8	29.0	-21.2%	December
Participation rate (%)	61.5	60.6	...	December
Employment rate (%)	55.9	56.2	...	December
Unemployment rate (%)	9.2	7.2	...	December
Average weekly earnings ($)	1,007.45	1,087.80	8.0%	November
Retail trade ($M)	13,771.1	14,851.9	7.8%	November
Consumer Price Index (2002=100)	141.8	152.1	7.3%	December
Housing starts (units)	3,829	4,680	22.2%	December
Investment in residential building construction ($M)	2,179.8	2,479.7	13.8%	November
Investment in non-residential building construction ($M)	607.0	601.3	-0.9%	November
Manufacturing sales ($M)	18,909.0	24,858.4	31.5%	November
International exports ($M)	13,364.2	17,398.1	30.2%	November

... Not applicable
Source: Statistics Canada